

U.S. Securities and Exchange Commission
Division of Investment Management

April 24, 2023

VIA E-MAIL
Scott R. Anderson, Esq.
Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, IL 60606

>   **Re: SmartTrust 613**
>   **File Nos. 333-270872 and 811-21429**

Dear Mr. Anderson:

On March 27, 2023, you filed a registration statement on Form S-6 for SmartTrust 613 (Healthcare Innovations Trust II, Series 1 and Technology Revolution Trust II, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Healthcare Innovations Trust II

PROSPECTUS (PART A)

Investment Objective (page A-3)

1. Please revise the Trust's investment objective to clarify that total return also includes income.

Principal Investment Strategy (pages A-3 – A-5)

2. On page A-4, the last sentence of the fourth paragraph states that "[b]oth of these eligibility criteria are subject to a 10% buffer for constituents in the Syntax US Medical Innovation Index prior to reconstitution." Please revise this sentence to clarify the disclosure.

3. On page A-5, the first sentence of the first full paragraph states that Syntax US Medical Innovation Index is rebalanced quarterly and the second sentence of this paragraph states that such index is reconstituted semi-annually. Please disclose the difference between rebalance and reconstitution of the index.

4. On page A-5, the third sentence of the first full paragraph states that Syntax US Medical Innovation Index eligibility criteria is determined as of the snapshot date. Inasmuch as this suggests that the index's eligibility criteria can change on each snapshot date, tell us whether or not the disclosure in this section describing the index's eligibility criteria will remain the same as disclosed here at the Security Selection Date. We may have more comments after reviewing your response.

5. On page A-5, the sixth sentence of the first full paragraph states that additions of index constituents are generally not made at the entity level in the rebalancing but may be made at the listing level. Please disclose the meaning of, and difference between, "entity level" and "listing level".

Principal Risk Considerations (pages A-5 – A-6)

6. On page A-6, the second bulleted risk states that the Trust is considered to be concentrated in securities issued by companies in the health care sector. Please also disclose this statement in the Principal Investment Strategy section.

<u>Technology Revolution Trust II</u>

Principal Investment Strategy (pages A-11 – A-13)

7. Please disclose in bold that (1) the Trust will not invest directly or indirectly (*e.g.*, through bitcoin derivatives) in cryptocurrencies and (2) because the Trust does not invest directly or indirectly in cryptocurrencies, the Trust is not expected to track the price movements of any cryptocurrency.

8. On page A-11, the second sentence of the last paragraph states that the sponsor defines companies engaged in revolutionary technologies to be companies that are principally engaged in or derive significant revenues from businesses in, among other things, blockchain. Please provide us with a list of the Trust's portfolio securities that would be principally engaged in or derive significant revenues from businesses in blockchain. We may have more comments after reviewing your response.

9. On page A-11, the second sentence of the last paragraph states that the sponsor defines companies engaged in revolutionary technologies to be companies that are principally engaged in or derive significant revenues from businesses in, among other things, "banking, insurance and investment technology". Please replace the term "banking, insurance and investment technology" with a term that clarifies that this business category does not include banks and insurance companies (*e.g.*, financial investment technology).

10. On page A-12, the first full sentence states that the Trust may invest in securities of foreign issuers, including companies in emerging markets. If the Trust's portfolio will include significant investments in a particular country or region, please identify the country or region here and disclose the specific risks of that country or region in the Principal Risk Considerations section.

11. On page A-12, the second full paragraph states that candidates of the Syntax North American Technology Revolution Index are identified using data showing that their issuing companies derive at least 50% of their revenues from one or more business segments, including blockchain (described as including companies that utilize blockchain technology for payment processing, recordkeeping and other applications). Inasmuch as the first full sentence on page B-5 states that blockchain technology is not a product or service that provides identifiable revenue for companies that implement or otherwise use it, please explain to us how a company that utilizes blockchain technology for the purposes identified in the first bullet would derive at least 50% of its revenues from blockchain technology and therefore be included in the Syntax North American Technology Revolution Index. Please note that, in the staff's view, it

would not be appropriate to categorize a company whose sole tie to blockchain is to use it to accept cryptocurrency payments as in the blockchain business.

12. Please apply comments 2 through 5 to the same disclosure that is included on page A-13.

PART B

Principal Risk Considerations – Risks Associated with Blockchain; Cybersecurity; Internet of Things; Banking, Insurance, and Investment Technology; High-Performance Compute/Artificial Intelligence; Robotics; and 5G Technology and Services (pages B-4 – B-7)

13. On page B-5, the fourth and fifth sentences repeat the sixth and seventh sentences. Please remove one set of these sentences.

GENERAL COMMENTS

14. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

15. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt
        Thankam Varghese